Exhibit (a)(1)
HCW PENSION REAL ESTATE FUND LIMITED PARTNERSHIP
c/o HCW General partner, Ltd.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
June 14, 2006
Dear Limited Partner:
     As you may be aware by now, SCM Special Fund, LLC, MPF-NY 2006, LLC, MPF DeWaay Fund 2, LLC, MPF DeWaay Fund 4, LLC, MP Value Fund 6, LLC, MPF Blue Ridge Fund I, LLC, MPF Blue Ridge Fund II, LLC, MPF Senior Note Program I, LP, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Flagship Fund 10, LLC, and MPF Acquisition Co. 3, LLC (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in HCW Pension Real Estate Fund Limited Partnership (the “Partnership”) on June 1, 2006.
     The Partnership, through its general partner, HCW General Partner, Ltd., is required by the rules of the Securities and Exchange Commission to make a recommendation regarding whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer, primarily because the general partner does not have a reliable indicator of the fair value of the Units. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
     However, we call your attention to the following considerations:
•	The Partnership does not have a recent appraisal of its property, Lewis Park Apartments, with which to conduct a liquidation value analysis.
•	The general partner has commenced general discussions regarding the sale of the property with a potential buyer. If these discussions move forward, the general partner believes that they could result in a sale in 2006. However, the general partner cannot guaranty that the property will be sold in 2006 or at all.
•	The MacKenzie Group offer to purchase estimates the liquidation value of the Partnership to be $693.00 per Unit. However, the MacKenzie Group is only offering $425.00 per Unit.
•	The MacKenzie Group offer purchase price will be reduced by the amount of any distributions declared or made by the Partnership between June 1, 2006 and July 1, 2006, which date may be further extended. During the years ended December 31, 2006 (through April 30, 2006), 2005 and 2004, the Partnership has made distributions of $19.37, $30.91, and $27.78 per Unit, respectively.
•	Any increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group offer may affect the outcome of the Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to object.
•	Affiliates of the MacKenzie Group, including certain members thereof, made a tender offer on August 19, 2005 for the purchase of Units at a purchase price of $300 per Unit, which was held open through September 30, 2005.
•	The MacKenzie Group offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired and, if the MacKenzie group has not agreed to accept your Units for payment by August 1, 2006, you will have the right to withdraw Units tendered at any time after August 1, 2006 until your Units have been accepted for payment.
•	The MacKenzie Group offer provides limited past sales price information with which to compare their offer price. Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two sources from which we currently have information regarding secondary market sales. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board. Set forth below are the high and low sales prices of Units during the years ended December 31, 2006 (through March 31, 2006), 2005 and 2004, as reported by Direct Investments Spectrum, an independent, third-party source. The gross sales prices reported by Direct Investments Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete.
•	HIGH AND LOW SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY DIRECT INVESTMENTS SPECTRUM

	HIGH	LOW
Year Ended December 31, 2006 (through March 2006):	$390.00	$305.00
Year Ended December 31, 2005:	$315.00	$250.00
Year Ended December 31, 2004:	$135.00	$95.00
Set forth below are the high and low sales prices of Units during the year ended December 31, 2004, as reported by The American Partnership Board, an independent, third-party source (as of April 2006, there have been no sales reported by The American Partnership Board for 2006 or 2005). The gross sales prices reported by The American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. We do not know whether the information compiled by The American Partnership Board is accurate or complete.
•	HIGH AND LOW SALES PRICES OF PARTNERSHIP UNITS, AS REPORTED BY AMERICAN PARTNERSHIP BOARD

	HIGH	LOW
Year Ended December 31, 2004:	$125.00	$111.12

•	AIMCO Properties holds 5,620 Units, or approximately 35.81% of the outstanding Units, and does not intend to tender any of its Units in the MacKenzie Group offer.
•	On August 1, 2005, AIMCO Properties, L.P., an affiliate of the general partner (collectively with its affiliates, “AIMCO Properties”), acquired two Units through direct purchases at a purchase price of $82.00 per Unit, and on March 7, 2003, AIMCO Properties acquired ten Units through direct purchases at a purchase price of $58.78 per Unit.
     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MacKenzie Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely, HCW General Partner, Ltd. General Partner